EXHIBIT 99.3
TKG — Telkom
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
Vodacom trading update for the quarter ended 31 December 2008
Shareholders are referred to the announcement below issued by Vodacom Group (Pty) Limited, a joint venture company in which Telkom holds a 50% interest.
Vodacom Group revenue for the nine months ended 31 December 2008 increased by 13.7% to R40.5 billion compared to the prior year period, largely driven by a 14.3% increase in Group mobile customers to 37.8 million. The Group’s non-South African operations comprised 11.3 million customers, or 30.0% of the total customer base as at 31 December 2008.
Group mobile customers as at 31 December 2008 increased by 5.8% in comparison to the previous quarter.
South Africa
South African mobile customers increased by 4.8% to 26.5 million at 31 December 2008 from 25.2 million at 30 September 2008.

South Africa	30 September 2008	31 December 2008	Quarterly % change
Customers (thousands)	25,245	26,450	4.8
Contract	3,735	3,867	3.5
Prepaid	21,391	22,450	5.0
Community services	119	133	11.8
ARPU (ZAR)	132	135	2.3
Contract	481	479	(0.4)
Prepaid	66	69	4.5
Community services	584	556	(4.8)
Churn (%)	42.3	41.3	(1.0	pts)
Contract	9.7	9.7	—
Prepaid	48.1	47.0	(1.1	pts)
Estimated market share (%)	53	52	(1	pts)
Non-South African operations
Mobile customers from Vodacom’s non-South African operations increased by 8.4% to 11.3 million at 31 December 2008 from 10.4 million at 30 September 2008.

Non-South African Operations	30 September 2008	31 December 2008	Quarterly % change
Vodacom Tanzania
Customers (thousands)	4,931	5,355	8.6
Contract	18	19	5.6
Prepaid	4,905	5,327	8.6
Public phones	8	9	12.5
ARPU (ZAR)	53	55	3.8
Churn (%)	44.2	43.0	(1.2	pts)
Estimated market share (%)	46	46	—

Vodacom Congo
Customers (thousands)	3,776	4,042	7.0
Contract	24	26	8.3
Prepaid	3,647	3,898	6.9
Public phones	105	118	12.4
ARPU (ZAR)	65	67	3.1
Churn (%)	53.9	51.1	(2.8	pts)
Estimated market share (%)	39	38	(1	pts)

Vodacom Lesotho
Customers (thousands)	450	489	8.7
Contract	5	4	(20.0)
Prepaid	435	474	9.0
Public phones	10	11	10.0
ARPU (ZAR)	69	71	2.9
Churn (%)	20.0	20.4	0.4	pts
Estimated market share (%)	80	80	—

Vodacom Mozambique
Customers (thousands)	1,287	1,435	11.5
Contract	24	26	8.3
Prepaid	1,250	1,395	11.6
Public phones	13	14	7.7
ARPU (ZAR)	38	42	10.5
Churn (%)	72.7	72.9	0.2	pts
Estimated market share (%)	42	43	1	pts
Commenting on these results, Vodacom Group Chief Executive Officer Pieter Uys said:

“Expanding our African footprint beyond South Africa is one of the pillars of Vodacom’s growth strategy. I’m pleased to say that this quarter we reached an important milestone with 30% of our total customer base now coming from our operations in Tanzania, the DRC, Lesotho and Mozambique. The acquisition of Gateway Communications was completed at the end of the quarter, and will help us to further build our business across the continent.”
27 January 2009
Sponsor
UBS South Africa (Pty) Ltd